September 17, 2019

Xiao Chen
Chief Financial Officer
Prestige Wealth Inc.
Suite 5102, 51/F
Cheung Kong Center
2 Queen's Road Central
Hong Kong

       Re: Prestige Wealth Inc.
           Amendment No. 3 to
           Draft Registration Statement on Form F-1
           Submitted August 23, 2019
           CIK No. 0001765850

Dear Ms. Chen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 22, 2019 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 23, 2019

Cover Page

1. Please revise to disclose the underwriter's over-allotment option and state the amount of additional shares which the underwriter may purchase under this arrangement. Refer to
       Item 501(b)(2) of Regulation S-K for guidance.
 Xiao Chen
FirstName LastNameXiao Chen
Prestige Wealth Inc.
Comapany 17, 2019
September NamePrestige Wealth Inc.
September 17, 2019 Page 2
Page 2
FirstName LastName
2. Your reference to a price range for the ordinary shares appears only with respect to disclosure about the underwriting discounts payable. Please confirm that you will clearly and prominently disclose a price or price range for the ordinary shares on the cover page of the prospectus.
Prospectus Summary
Our Wealth Management Services, page 1

3. We note you deleted disclosure from page 2 that your referral fees for policy renewals are generally at a lower fee percentage than fee rates for the initial origination of such policies, as well as the average and ranges of your referral fees in each instance. Please revise. Further disclose, if true, that you had more policy renewals but fewer initial originations of such policies in the six months ended March 31, 2019 as compared to the six months ended March 31, 2018, and that your referral fee revenue decreased by more than 93% as a result.
4. Where you discuss the premiums for the insurance products purchased by your clients, please clarify, as suggested on page 64, that the amount of the premiums serves as the basis upon which your referral fees are determined.
Our Asset Management Services, page 3

5. We note your revisions that you started providing asset management related advisory services to two investment company clients and that advisory service fees from these clients generated 73% of your total revenues in the six months ended March 31, 2019.
         Please revise to disclose the material terms of these engagements, including but not limited to distinguishing between "one-off" and annual fees. Please also revise your
         Exhibit Index to include these agreements of explain why they are not required pursuant to Item 601(b)(10) of Regulation S-K.
Business
Our Services
Wealth Management Services, page 61

6. We note that you deleted disclosure concerning the payment history of the product brokers that you work with who are obligated to pay you a referral fee pursuant to a referral service agreement. Please revise as of a recent date or tell us why this is not material information for investors given that the majority of your revenues for the fiscal year ended
         September 30, 2018 were generated from such fees, and your expectation that these fees will form the majority of your revenues for the fiscal year ended September 30, 2019.
 Xiao Chen
FirstName LastNameXiao Chen
Prestige Wealth Inc.
Comapany 17, 2019
September NamePrestige Wealth Inc.
Page 3
September 17, 2019 Page 3
FirstName LastName
        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael
Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Financial
Services
cc:      Ying Li, Esq.